Exhibit 99.19

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of CNBM or Sinoma, nor is it any solicitation of any vote or approval in any jurisdiction.

ANNOUNCEMENT

RESULTS OF EXERCISE OF RIGHT OF CNBM DISSENTING

SHAREHOLDERS
AND

EXPECTED TIMELINE FOR THE WITHDRAWAL OF LISTING
AND THE IMPLEMENTATION OF THE SHARE EXCHANGE

INTRODUCTION

Reference is made to (i) the joint announcement published by China National Building Material Company Limited (“CNBM”) and China National Materials Company Limited (“Sinoma”) dated 8 September 2017; (ii) the merger document issued by CNBM and Sinoma dated 20 October 2017 (the “Merger Document”); (iii) the circular issued by CNBM on 20 October 2017 (the “Circular”); and (iv) the supplemental document jointly issued by CNBM and Sinoma on 17 November 2017 in relation to, amongst other things, the proposed merger by absorption between CNBM and Sinoma (the “Merger”). Reference is also made to (i) the announcement issued by CNBM on 29 March 2018 containing information regarding exercise of Right of CNBM Dissenting Shareholders (the “Exercise Announcement”); and (ii) the joint announcement issued by CNBM and Sinoma on 29 March 2018 on, amongst other things, the expected timeline for the withdrawal of listing by Sinoma and the implementation of the Share Exchange (the “Timeline Announcement”). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as defined in the Merger Document, the Circular, the Exercise Announcement and the Timeline Announcement.

RESULTS OF EXERCISE OF RIGHT OF CNBM DISSENTING SHAREHOLDERS

The Declaration Period for exercise of the Right was 9:00 a.m. to 4:30 p.m. on 4 April 2018, during which no declaration for exercise of the Right was made by any CNBM Dissenting Shareholder. Therefore the acquisition price for the Dissenting Shares, the last time for CNBM Dissenting Shareholders to accept such price and the announcement thereof will no longer be applicable. As the results of the exercise of the Right have been disclosed in this announcement already, CNBM will not issue a separate announcement on such results on 10 April 2018. Furthermore, announcements on the settlement of the Right, posting of remittances or transfer of title held by the CNBM Dissenting Shareholders will also no longer be applicable.

EXPECTED TIMELINE

The expected timeline in respect of the key events regarding the Merger, including the Delisting and the implementation of the Share Exchange, remains the same as the Timeline Announcement and is as follows:

Event	Expected Date
Last day of dealing in Sinoma H Shares on the Stock Exchange	16 April 2018
The last time to lodge Sinoma H shares and transfer forms in respect of the transfer of Sinoma H Shares	4:30 p.m. on 19 April 2018
Closure of register for the transfer of Sinoma H Shares	20 April 2018 onwards
Withdrawal of the listing of Sinoma H Shares on the Stock Exchange	4:00 p.m. on 23 April 2018
Record date of Share Exchange[1]	4:30 p.m. on 23 April 2018
Dispatch of CNBM H share certificates to Sinoma Share- Exchange Shareholders[2]	Expected to be on or around 2 May 2018
Announcement of completion of the H Share Exchange (i.e. completion of the issuance and dispatch of CNBM H share certificates to Sinoma Share-Exchange Shareholders)	Expected to be on or around 2 May 2018
Commencement of dealings in CNBM Shares issued to Sinoma Share-Exchange Shareholders as consideration for the H Share Exchange	Expected to be on or around 3 May 2018
CNBM completes its business registration update at Beijing Municipal Administration of Industry and Commerce	As soon as possible after the Share Exchange

[1]	The trading day of the Stock Exchange on which a list of Sinoma Shareholders (including Sinoma Domestic Shareholders, Sinoma H Shareholders and Sinoma Unlisted Foreign Shareholders) who are eligible to participate in the Share Exchange and the number of shares held by such shareholders will be determined.

[2]	Each Sinoma Share-Exchange Shareholder (except for HKSCC Nominees Limited) will receive one share certificate for all the CNBM H Shares issued to him/her/it as consideration for the H Share Exchange.

Please note that the expected timeline above is for CNBM Shareholders and potential investors’ reference only and may differ from the final timeline in accordance with the actual circumstances. Further announcement(s) will be made by CNBM as and when appropriate.

NOTICE TO U.S. HOLDERS OF CNBM SHARES

The Merger will involve the exchange of securities of two companies incorporated in the PRC with limited liability and is subject to Hong Kong disclosure requirements, which are different from those of the United States. The financial statements included in the Merger Document and the Circular have been prepared in accordance with Hong Kong Financial Reporting Standards, International Financial Reporting Standards and PRC GAAP and thus may not be comparable to financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

U.S. holders of CNBM Shares may encounter difficulty enforcing their rights and any claims arising under the U.S. federal securities laws, as CNBM is located in a country outside the United States and some or all of its officers and directors may be residents of a country other than the United States. U.S. holders of CNBM Shares may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, U.S. holders of CNBM Shares may encounter difficulty compelling a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

By order of the board of

China National Building Material Company Limited*
Song Zhiping

Chairman

Beijing, the PRC
6 April 2018

As at the date of this announcement, the board of directors of the Company comprises Mr. Song Zhiping, Mr. Cao Jianglin, Mr. Peng Shou, Mr. Cui Xingtai and Mr. Chang Zhangli as executive directors, Mr. Guo Chaomin, Mr. Chen Yongxin and Mr. Tao Zheng as non-executive directors and Mr. Sun Yanjun, Mr. Liu Jianwen, Mr. Zhou Fangsheng, Mr. Qian Fengsheng and Ms. Xia Xue as independent non-executive directors. The CNBM Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of the statements in this announcement misleading.

* For identification purpose only